Press release

For Immediate Release

Arcelor Mittal announces the early redemption of its OCEANEs and reiterates merger terms

November 14, 2006 – Rotterdam. Arcelor SA announces today the early redemption of Arcelor's 3% 2017 bonds convertible and/or exchangeable into new and/or existing Arcelor shares (the “OCEANE”) since the number of outstanding OCEANEs is less than 10% of the original number of OCEANEs issued. This early redemption will be completed on December 15, 2006 in accordance with the terms and conditions of the OCEANEs set forth in the prospectus approved by the Luxembourg Commission de Surveillance du Secteur Financier on June 28, 2002, at a price in cash equal to the principal amount of the OCEANEs plus the interest amounting to Euros 0.27055 per OCEANE remaining to be paid between the last interest payment date and the actual early redemption date of December 15, 2006. Further to questions raised by investors relating to the merger of Mittal Steel Company N.V. (Arcelor Mittal) into Arcelor S.A., Arcelor Mittal reiterates the fact it will make its best efforts to complete the merger by June 2007. Such timing is subject to a number of administrative actions, such as the effectiveness of a U.S. Securities and Exchange Commission registration statement (including SEC-compliant financial statements related to Arcelor and the Mittal Steel-Arcelor transaction) with respect to the merger.

The share for share merger exchange ratio has not yet been fixed and will only be finally set in the course of the implementation of the merger process, in accordance with applicable laws. As publicly disclosed in the course of the offer, the merger exchange ratio will be consistent with the value of Arcelor shares pursuant to the secondary exchange offer as at the date of its settlement and delivery on August 1, 2006.

The merger exchange ratio will have to be reviewed and validated by independent auditors as required by Dutch and Luxembourg laws, considering its fairness to both Mittal Steel Company N.V.’s (Arcelor Mittal) and Arcelor S.A.’s shareholders, and approved by the shareholders and will take into account a number of factors, including, without limitation, possible corporate reorganizations and the financial statements of Mittal Steel Company N.V. and Arcelor S.A. for the most recent periods.

Forward Looking Statements

This document may contain forward-looking information and statements about Mittal Steel Company N.V. including Arcelor S.A. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Arcelor Mittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Mittal Steel’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel and Arcelor, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the Securities and Exchange Commission (“SEC”) made or to be made by Mittal Steel, including (in the latter case) on Form 20-F. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About Arcelor Mittal

Arcelor Mittal is the world’s number one steel company, with 320,000 employees in more than 60 countries. The company, which will be incorporated in 2007 following the successful tender offer, brings together the world’s number one and number two steel companies, Arcelor and Mittal Steel.

Arcelor Mittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

Arcelor Mittal key pro forma financials for the first six months of 2006 show combined revenues of €43,281 billion, with approximate production capacity of 130 million tonnes a year, representing around 10 per cent of world steel output. The company respects the highest standards in corporate social responsibility and intends to periodically publish significant sustainable development key performance indicators to live up to this ambition.

Contact at Arcelor Mittal’s Investor Relations

Continental Europe	+352 4792 2414
UK/Asia/Africa	+44 207 543 1172
Americas	+1 312 899 3569
Retail	+352 4792 2434
SRI	+352 4792 2902

Contact at Arcelor Mittal’s Communication
Nicola Davidson	+44 207 543 1162 / 1172
Luc Scheer	+352 4792 2360

UK media:	Maitland Consultancy
Philip Gawith	+44 20 7379 5151
Lydia Pretzlik	+44 20 7379 5151

French media:	Image 7
Tiphaine Hecketsweiler	+331 5370 7470